December 26, 2007

VIA EDGAR TRANSMISSION, FAX TO 202-772-9369 AND REGULAR MAIL

Mr. Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
1 Station Place, N.E.
Washington, D.C.   20549-7010

Re:   American Biltrite, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2006
      Forms 10-Q for Fiscal Quarters Ended March 31, 2007, June 30, 2007 and September 30, 2007

      File No. 1-4773

Dear Mr. Decker:

This letter sets forth the responses of American Biltrite Inc., a Delaware corporation ("American Biltrite" or the "Company"), to the comments of the staff of the Securities and Exchange Commission (the "Staff") set forth in the Staff's letter dated November 28, 2007 (the "Comment Letter") regarding the above-referenced Annual Report on Form 10-K (the "Annual Report") and Quarterly Reports on Form 10-Q (the "Quarterly Reports"). For the convenience of the Staff, we have set forth in this letter (in italics) each of the Staff's comments that were included in the Comment Letter and numbered each of the responses to those comments included herein to correspond with the respective comment number from the Comment Letter. Capitalized terms used in our responses below but not defined therein have the meanings given in the Annual Report and Quarterly Reports. All references to page numbers and captions correspond to the page numbers and captions in the Annual Report or Quarterly Reports, as applicable.

                 FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

RESULTS OF OPERATIONS, PAGE 29

YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005, PAGE 29 YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004, PAGE 31

1. YOU INDICATE THAT THE EFFECTIVE TAX RATE IN 2006 OF 83% IS DUE PRIMARILY TO THE EFFECT OF COMBINING VARIOUS SEGMENTS WITH DIFFERING STATUTORY RATES APPLIED TO PRETAX LOSSES IN CERTAIN LOCATIONS AND PRETAX INCOME IN OTHER LOCATIONS. PLEASE PROVIDE A MORE ROBUST DISCUSSION REGARDING THE REASONS FOR THE CHANGES IN YOUR EFFECTIVE TAX RATE FROM 2005 TO 2006. PLEASE ALSO ENSURE THAT THE EFFECTIVE TAX RATE DISCUSSED IS THE EFFECTIVE TAX RATE USED IN FOOTNOTE 10 OF THE FINANCIAL STATEMENTS. PLEASE ALSO REVISE YOUR DISCUSSION OF YOUR EFFECTIVE TAX RATE FOR 2005 COMPARED TO 2004.

The Company's MD&A separately discusses the results of operations for American Biltrite and its non-debtor subsidiaries, on the one hand, and American Biltrite's majority owned subsidiary Congoleum Corporation ("Congoleum") and Congoleum's subsidiaries, on the other hand because we believe that is the most meaningful presentation given Congoleum's debtor status in its judicial proceedings pursuant to Chapter 11 of the United States Bankruptcy Code. Consequently, the 2006 effective tax rate of 83% discussed on page 29 of the Annual Report is the effective tax rate of American Biltrite, excluding Congoleum's pretax income and related tax provision. The effective tax rate in footnote 10 of the consolidating financial statements is the rate based on consolidated pretax income and consolidated income taxes, both of which include Congoleum and its subsidiaries on a consolidated basis.

We intend to revise our discussion on the effective tax rate for American Biltrite (excluding Congoleum and its subsidiaries) in future filings to provide a more robust discussion regarding the Company's effective tax rate. For example, the disclosure regarding the effective tax rate for the comparison from 2006 to 2005 and 2005 to 2004 would read as follows:

The effective tax rate in 2006 of 83% is due primarily to the effect of combining various segments with differing statutory rates applied to pretax losses in certain locations and pretax income in other locations. American Biltrite's U.S. operations and foreign branches incurred a pretax loss of $461,000 for 2006. The tax benefit recorded for the loss was $74,000 (16%). The Company's Canadian operation had pretax income of $744,000 and recorded a tax provision of $309,000 (42%). The combined pretax income of $283,000 and net tax provision of $235,000 resulted in an effective tax rate of 83%.

The effective tax rate in 2005 of 18% primarily reflected the Company's ability to recognize certain tax benefits not previously recognized, coupled with the effect of combining various segments with differing statutory rates. American Biltrite's U.S. operations and foreign branches had pretax income of $7,427,000 and recorded a tax provision of $1,571,000 (21%). This effective rate is lower than statutory rates primarily as a result of a $1.6 million tax benefit recorded during 2005. The Company's Canadian operations incurred a pretax loss of $1,673,000 for 2005. The tax benefit recorded for the loss was $530,000 (32%). The combined pretax income of $5,754,000 and net tax provision of $1,041,000 resulted in an effective tax rate of 18%.

FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES, PAGE 54

PRINCIPLES OF CONSOLIDATION, PAGE 54

2. WE NOTE THAT YOU ACCOUNTED FOR YOUR 50% OWNED VENTURE, COMPANIA HULERA SULA, ON THE COST METHOD DUE TO THE UNCERTAINTY OF THE POLITICAL CLIMATE AND CURRENCY RESTRICTIONS IN HONDURAS. PLEASE PROVIDE THE FOLLOWING:

o     DISCLOSE THE CARRYING AMOUNT OF THIS INVESTMENT FOR ALL PERIODS PRESENTED.
o     ADDRESS THE RECOVERABILITY OF THIS INVESTMENT AT EACH BALANCE SHEET DATE.
o     DISCLOSE WHETHER YOU RECEIVE DIVIDENDS FROM THIS INVESTMENT.
o     DISCLOSE ANY RELEVANT FINANCIAL INFORMATION THAT IS CURRENTLY AVAILABLE.

The carrying amount of the Company's investment in Compania Hulera Sula ("Hulera Sula") as of December 31, 2006 and 2005 was $850,000. At each of those year ends, we evaluated the recoverability of this investment by reviewing Hulera Sula's financial statements as of and for the years ended December 31, 2006 and 2005, which were audited by Grant Thornton. As of December 31, 2006 and 2005, Hulera Sula's total equity was $3,074,000 and $3,488,000, respectively. Had the Company recorded its investment in Hulera Sula on an equity basis, the carrying value as of the end of those years would have been $687,000 and $894,000 higher, respectively. We concluded the carrying value of our investment was recoverable at December 31, 2006 and 2005.

In prior years, the Company has written down its investment in Hulera Sula based on its financial condition (i.e., when the Company's carrying value exceeded 50% of Hulera Sula's equity). We will continue to evaluate the recoverability of our investment in Hulera Sula at each year end and when events arise that may negatively affect the value of our investment.

American Biltrite has not received dividends from Hulera Sula. During 2006 and 2005, the Company received royalty payments from Hulera Sula in the amounts of $26,000 and $20,000, respectively, pursuant to a commercial contract between American Biltrite and Hulera Sula.

For the nine months ended September 30, 2007, Hulera Sula reported a net loss of $144,000. We do not anticipate any adjustment to the carrying value of the investment as of December 31, 2007.

ENVIRONMENTAL AND PRODUCT LIABILITIES, PAGE 59

3. YOU INDICATE IN YOUR ACCOUNTING POLICY THAT A RECEIVABLE RESERVE IS RECORDED WHEN RECOVERIES ARE DISPUTED OR ARE NOT HIGHLY PROBABLE. PARAGRAPH 140 OF SOP 96-1 INDICATES THAT AN ASSET RELATING TO A RECOVERY SHOULD BE RECOGNIZED ONLY WHEN REALIZATION OF THE CLAIM FOR RECOVERY IS DEEMED PROBABLE. PLEASE TELL US HOW YOU DETERMINED THAT A RECEIVABLE RESERVE SHOULD BE RECORDED CONSIDERING THAT AN ASSET IS RECORDED ONLY WHEN REALIZATION OF A CLAIM FOR RECOVERY IS DEEMED PROBABLE. PLEASE ALSO NOTE THAT IF A CLAIM IS THE SUBJECT OF LITIGATION, A REBUTTABLE PRESUMPTION EXISTS THAT REALIZATION OF THE CLAIM IS NOT PROBABLE. PLEASE REVISE YOUR ACCOUNTING POLICY ACCORDINGLY.

The asset amount shown for recoveries in our financial statements represents the amount we expect to recover that is deemed probable and is not being disputed or litigated. The policy describes our analytical procedure for determining that asset amount. Based on the liabilities recorded in the financial statements, we identify potential expected recoveries, evaluate their probability of realization, and record the net amount of recovery we deem probable.

We intend to revise the description of our policy in this regard in future filings to read as follows (in part):

"When future liabilities have been recorded for a potential liability, a determination is made as to whether such liabilities are reimbursable by insurance coverage or other source of reimbursement, and a receivable is recorded related to the expected recovery provided such recovery is undisputed and deemed highly probable."


ASBESTOS LIABILITIES AND CONGOLEUM PLAN OF REORGANIZATION, PAGE 60

4. YOU INDICATE THAT THE RECORDED LIABILITY FOR CONGOLEUM'S ASBESTOS-RELATED EXPOSURE IS BASED ON THE MINIMUM ESTIMATED COST TO RESOLVE THESE LIABILITIES THROUGH THE CONFIRMATION OF A PLAN OF REORGANIZATION. HOWEVER, ON PAGE 55, YOU INDICATE THAT LIABILITIES THAT MAY BE AFFECTED BY A PLAN OF REORGANIZATION ARE RECORDED AT THE AMOUNT OF THE EXPECTED ALLOWED CLAIMS, EVEN IF THEY MAY BE SETTLED FOR LESSER AMOUNTS. PLEASE TELL US HOW YOU DETERMINED THAT CONGOLEUM'S ASBESTOS-RELATED EXPOSURE IS BASED ON THE MINIMUM ESTIMATED COST TO RESOLVE THESE LIABILITIES. PLEASE ALSO TELL US WHY CONGOLEUM'S ASBESTOS-RELATED LIABILITIES ARE NOT INCLUDED IN LIABILITIES SUBJECT TO COMPROMISE IN ACCORDANCE WITH SOP 90-7. REFER ALSO TO PARAGRAPH 24 OF SOP 90-7.

The basis for determination that Congoleum's asbestos-related exposure is based on the minimum estimated cost to resolve these liabilities was described in Congoleum's comment letter response to the SEC dated August 1, 2007, which read "Our accounting method reflects the fact that prior to entering bankruptcy, we reached a contractual settlement (the Claimant Agreement) with representatives for a substantial majority of claimants with claims against Congoleum. The Claimant Agreement and related documents provided that Congoleum would contribute its disputed and uncertain insurance assets, together with a contribution from the Company, to a trust that would assume all liability for Congoleum's current and future asbestos claims pursuant to section 524(g) of the Bankruptcy Code. Because we were negotiating with representatives for a substantial majority of the asbestos claims against Congoleum, we believed it was highly probable that we could obtain the requisite affirmative vote by 75% of the claimants to effect this settlement through a confirmed reorganization plan. We further believed that, given this structure, attempting to estimate the liabilities that the Plan Trust would assume, or the insurance assets that the Plan Trust might ultimately recover, was neither possible nor useful to financial statement readers. We did, however, record an estimate of the liability for costs to complete effectiveness of this settlement through the reorganization process."

Because Congoleum's recorded asbestos-related liabilities are an estimate of the liability for costs (mainly legal fees) to complete effectiveness of this settlement through the reorganization process, the liabilities estimated would not be subject to compromise, and therefore Congoleum has not classified them as such.


3. PROPERTY, PLANT AND EQUIPMENT, PAGE 67

5. WE NOTE THAT IN 2005 YOU INCLUDED A GAIN OF $2.3 MILLION ON THE SALE OF A WAREHOUSE BUILDING AND LAND IN OTHER INCOME (EXPENSE). IN 2006, YOU ALSO INCLUDED A GAIN OF $1.3 MILLION FOR THE DIFFERENCE BETWEEN THE INSURANCE PROCEEDS FOR THE REPLACEMENT OF PRODUCTION EQUIPMENT AND THE NET BOOK VALUE OF THE EQUIPMENT WRITTEN-OFF, IN OTHER INCOME (EXPENSE). PLEASE CLASSIFY THESE GAINS IN INCOME (LOSS) FROM OPERATIONS AS REQUIRED BY 45 OF SFAS 144 IN FUTURE FILINGS. WE ALSO NOTE THAT YOU HAVE INCLUDED $642,000 IN CONNECTION WITH CERTAIN RUBBER CHEMICAL ANTITRUST SETTLEMENTS IN 2006 AND $900,000 IN MANAGEMENT FEES PAID BY CONGOLEUM TO ABI IN OTHER INCOME (EXPENSE). IT IS UNCLEAR WHY YOU HAVE CLASSIFIED THESE AMOUNTS OUTSIDE YOUR RESULTS OF OPERATIONS. PLEASE REVISE TO RECLASSIFY THESE AMOUNTS IN FUTURE FILINGS OR TELL US WHY SUCH CLASSIFICATION IS APPROPRIATE.

In future filings, we will reclassify the amounts noted and include them in Income (loss) from operations.

5. FINANCING ARRANGEMENTS, PAGE 68

6. YOU INDICATE THAT PURSUANT TO THE AMENDMENT AND RESTATEMENT TO THE CREDIT AGREEMENT ENTERED INTO ON SEPTEMBER 25, 2006, CERTAIN OF THE FINANCIAL COVENANTS UNDER THE CREDIT AGREEMENT WERE AMENDED. PLEASE CONFIRM AND DISCLOSE THAT YOU WERE IN COMPLIANCE WITH ALL OF YOUR COVENANTS AS OF DECEMBER 31, 2006. PLEASE ALSO DISCLOSE WHETHER YOU WERE IN COMPLIANCE WITH THE CREDIT AGREEMENT AS A RESULT OF THE AMENDMENT ON SEPTEMBER 25, 2006.

As disclosed in the Company's 2005 Annual Report, the Company's Credit Agreement was amended in May 2005, which extended the maturity date of the Credit Agreement to September 30, 2006. The Company also disclosed that it anticipated it would not be in compliance with its financial covenants under the Credit Agreement for periods subsequent to June 30, 2006. Consequently, the Company entered into the amendment and restatement to the Credit Agreement on September 25, 2006. We were in compliance with all our covenants at September 30, 2006 and December 31, 2006 and will specifically disclose our compliance as of year end in future filings.


8. COMMITMENTS AND CONTINGENCIES, PAGE 82
   AMERICAN BILTRITE INC. PAGE 85

7. YOU INDICATE THAT BASED UPON CONSULTATIONS WITH THIRD PARTY ADVISORS, YOU BELIEVE THAT SIX YEARS IS THE MOST REASONABLE PERIOD OVER WHICH TO INCLUDE FUTURE CLAIMS THAT MAY BE BROUGHT AGAINST YOU FOR RECOGNIZING A RESERVE FOR FUTURE COSTS. PLEASE DELETE THIS REFERENCE TO THESE EXPERTS OR REVISE FUTURE FILINGS TO NAME THESE EXPERTS. ALSO, WE REMIND YOU THAT YOU MUST INCLUDE CONSENTS FROM YOUR THIRD PARTY ADVISORS IN `33 ACT FILINGS IN ACCORDANCE WITH RULE 436(B) OF REGULATION C.

We will delete this reference to third party advisors in future filings.


9. CONGOLEUM ASBESTOS LIABILITIES AND PLANNED REORGANIZATION, PAGE 93

8. WE NOTE OUR PRIOR CORRESPONDENCE REGARDING OUR REVIEW OF CONGOLEUM'S FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006. WE REMIND YOU THAT OUR CONCERNS AND COMMENTS ISSUED DURING THAT REVIEW SHOULD BE CONSIDERED BY AMERICAN BILTRITE, INC. IN THIS REGARD, WE THEREFORE REITERATE THE FINAL COMMENT ISSUED TO CONGOLEUM ON OCTOBER 1, 2007.

IN OUR PREVIOUS LETTER WE ASKED YOU WHY YOU HAD NOT RECORDED A LIABILITY FOR ASBESTOS CLAIMS BY CLAIMANTS NOT DETERMINED UNDER THE CLAIMANT AGREEMENT AND UNASSERTED FUTURE CLAIMS. YOU BELIEVE THAT YOU ARE UNABLE TO DEVELOP A REASONABLE ESTIMATE FOR SUCH CLAIMS BECAUSE YOU LACK CERTAIN DATA. HOWEVER, EXPERT WITNESSES HAVE TESTIFIED THAT ESTIMATES OF FUTURE CLAIMS COULD BE IN THE RANGE OF $40 MILLION TO $1.4 BILLION. SFAS 5 REQUIRES THAT A LOSS CONTINGENCY BE

RECORDED IF IT IS BOTH PROBABLE AND ESTIMABLE. YOU HAVE REFERRED TO PARAGRAPH 59 OF SFAS 5 TO SUPPORT YOUR VIEW THAT NO ACCRUAL IS REQUIRED. WE REMIND YOU THAT CONDITION (B) IN PARAGRAPH 8, THAT "THE AMOUNT OF LOSS CAN BE REASONABLY ESTIMATED," SHOULD NOT DELAY ACCRUAL OF A LOSS UNTIL ONLY A SINGLE AMOUNT CAN BE REASONABLY ESTIMATED. WHEN CONDITION (A) IN PARAGRAPH 8 IS MET, I.E., "IT IS PROBABLE THAT AN ASSET HAD BEEN IMPAIRED OR A LIABILITY HAD BEEN INCURRED," AND INFORMATION AVAILABLE INDICATES THAT THE ESTIMATED AMOUNT OF LOSS IS WITHIN A RANGE OF AMOUNTS, IT FOLLOWS THAT SOME AMOUNT OF LOSS HAS OCCURRED AND CAN BE REASONABLY ESTIMATED. WHEN CONDITION (A) IN PARAGRAPH 8 IS MET AND THE REASONABLE ESTIMATE OF THE LOSS IS A RANGE, CONDITION (B) IN PARAGRAPH 8 IS MET AND AN AMOUNT SHOULD BE ACCRUED FOR THE LOSS. WHEN AN AMOUNT WITHIN THE RANGE APPEARS TO BE A BETTER ESTIMATE THAN ANY OTHER AMOUNT WITHIN THE RANGE, THAT AMOUNT SHALL BE ACCRUED. WHEN NO AMOUNT WITHIN THE RANGE IS A BETTER ESTIMATE THAN ANY OTHER AMOUNT, HOWEVER, THE MINIMUM AMOUNT IN THE RANGE SHALL BE ACCRUED. EVEN THOUGH THE MINIMUM AMOUNT IN THE RANGE IS NOT NECESSARILY THE AMOUNT OF LOSS THAT WILL BE ULTIMATELY DETERMINED, IT IS NOT LIKELY THAT THE ULTIMATE LOSS WILL BE LESS THAN THE MINIMUM AMOUNT. FOR MORE GUIDANCE ON THIS ISSUE SEE FASB INTERPRETATION NO.14 REASONABLE ESTIMATION OF THE AMOUNT OF A LOSS. CONSIDERING THIS GUIDANCE, AND BECAUSE YOU HAVE INFORMATION AVAILABLE THAT INDICATES THAT THE ESTIMATED AMOUNT OF LOSS IS WITHIN A RANGE, IT IS UNCLEAR TO US WHY YOU HAVE NOT RECORDED AT LEAST $40 MILLION AS THE LOW ESTIMATE IN A RANGE. HOWEVER, YOU AS MANAGEMENT ARE IN THE BEST POSITION TO DETERMINE THE DISTINCTION IN GUIDANCE PROVIDED BY BOTH PARAGRAPH 59 OF SFAS 5 AND FIN 14. WE ASSUME THAT BASED ON THIS GUIDANCE YOU CONTINUE TO BELIEVE THAT EVEN A MINIMUM AMOUNT CAN NOT BE REASONABLY ESTIMATED. WE URGE YOU TO CAREFULLY CONSIDER THIS GUIDANCE AND IF IN FUTURE PERIODS YOU BELIEVE THAT YOU CAN MAKE A REASONABLE ESTIMATE THAT YOU RECORD THE APPROPRIATE ACCRUAL.

American Biltrite understands that the reason Congoleum has not recorded at least $40 million as the low estimate in a range is because Congoleum does not believe a reasonable range of estimates exists. As Congoleum previously advised the Staff, the range of $40 million to $1.4 billion referred to above is the minimum and maximum of all estimates, but each estimate has its own range, and the minimums of some ranges exceed the maximums of other ranges. One expert estimates the range at $40 million to $440 million, while another estimates it at $1 billion to $1.4 billion, with both experts using the same facts. With no common ground between these experts, Congoleum continues to believe a reasonable estimate cannot be developed. We will continue to evaluate the liability and record an appropriate accrual should a reasonable estimate be determinable.


REPORT OF REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM, PAGE 116

9. WE NOTE THAT YOUR PRIMARY FINANCIAL STATEMENTS ARE LABELED CONSOLIDATED BALANCE SHEETS WITH CONSOLIDATING DETAILS, CONSOLIDATED STATEMENTS OF OPERATIONS WITH CONSOLIDATING DETAILS, AND CONSOLIDATED STATEMENTS OF CASH FLOWS WITH CONSOLIDATING DETAILS AND SUCH FINANCIAL STATEMENTS INCLUDE CONSOLIDATING DETAILS. HOWEVER, THE REPORT OF REGISTERED INDEPENDENT ACCOUNTING FIRM REFERS TO THE CONSOLIDATED BALANCE SHEETS AND RELATED CONSOLIDATED STATEMENTS OF

OPERATIONS AND CASH FLOW. AS SUCH, IT IS UNCLEAR TO US WHETHER CONSOLIDATING DETAILS WERE SUBJECTED TO THE SAME AUDITING PROCEDURES AS THE CONSOLIDATED FINANCIAL STATEMENTS. IF THE CONSOLIDATING INFORMATION WAS SUBJECTED TO THE AUDITING PROCEDURES APPLIED IN THE AUDIT OF YOUR BASIC CONSOLIDATED FINANCIAL STATEMENTS, PLEASE HAVE YOUR REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM REVISE ITS REPORT CLARIFY IN FUTURE FILINGS. OTHERWISE, IF THE CONSOLIDATING DETAILS WERE NOT AUDITED, PLEASE DO NOT INCLUDE SUCH CONSOLIDATING INFORMATION ON THE FACE OF YOUR PRIMARY FINANCIAL STATEMENTS.

We have confirmed with our accounting firm, Ernst & Young LLP, that consolidating details were subjected to the same auditing procedures as the consolidated financial statements. We have provided them with a copy of your comment regarding revision and clarification of their report on our audited financial statements in future filings.


As requested by the Staff, the Company acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission;

2. Staff comments or changes to disclosure in response to Staff comments to the Company's filings with the Securities and Exchange Commission do not foreclose the Securities and Exchange Commission from taking any action with respect to such filings; and

3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

                                    * * * * * * * * *

If you have any questions regarding the foregoing, please do not hesitate to contact me at: 781-237-6655.

Sincerely,

American Biltrite Inc.



Howard N. Feist
Chief Financial Officer